NOTE 7 - Subsequent Event

Applicable to Global Infrastructure Fund

On May 19, 2014, substantially all of the assets of the fund were acquired by the T. Rowe Price Real Assets Fund, pursuant to the Agreement and Plan of

Reorganization dated January 31, 2014, and approved by fund shareholders on April 30, 2014. The acquisition will continue to provide fund shareholders global investments along with a broader diversification across sectors and a stronger focus on inflation protection, as well as a potentially lower expense ratio. The acquisition was accomplished by a tax-free exchange of $3,118,000 shares of the T. Rowe Price Real Assets Fund (with a value of $36,731,000) for all 3,795,000 shares of the fund then outstanding, with the same value. The exchange was based on values at the close of the NYSE on the immediately preceding business day, May 16, 2014.